SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 14, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on June 14, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 14 June 2012

ING CEO Jan Hommen to present at Goldman Sachs conference

Today, Jan Hommen, CEO of ING Group, will address the Goldman Sachs European Financials Conference in Brussels, Belgium.

In his presentation Mr Hommen will demonstrate how ING is making progress on restructuring the company and the divestment programme notwithstanding the challenging economic environment and changing regulatory landscape.

Amidst these circumstances ING continues to focus on its core priorities of generating capital, maintaining its strong funding position and further improving its balance sheet in order to deliver competitive returns on a higher capital base. ING has delivered EUR 25 billion of balance sheet integration initiatives since 2011, targeting a further EUR 30 billion until 2015.

Mr Hommen will reiterate ING continues to selectively de-risk its investment portfolio as markets remain volatile, and risk costs are expected to remain elevated given the weakening economic environment in Europe.

On repayment of the Dutch State, Mr Hommen will reaffirm ING’s commitment to do so as soon as possible on terms acceptable to all stakeholders and provided that ING maintains strong capital ratios. ING aims to repay another tranche this year using the proceeds from the sale of ING Direct USA and last year’s liability management transaction.

Jan Hommen will conclude his presentation by focusing on ING Bank’s previously announced Ambition 2015 programme that should lead to an attractive ROE of 10-13% under Basel III regulation and a cost-income ratio of 50-53% by 2015.

Today’s presentation by Jan Hommen can be downloaded at www.ing.com.

Press enquiries	Investor enquiries
Frans Middendorff	Alexander Mollerus
+31 20 576 6385	+31 20 576 6310
Frans.Middendorff@ing.com	Alexander.Mollerus@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: June 14, 2012